Exhibit 3.2

WY Secretary of State FILED: 01/27/2023 11:06 AM Original ID: 2021-001000290 Amendment ID: 2023-004000333

STATE OF WYOMING

CERTIFICATE OF AMENDMENT

TO CERTIFICATE OF INCORPORATION

(Pursuant to Title 17-10-107

of the Wyoming Statutes of the State of Wyoming)

Vocodia Holdings Corp, a corporation organized and existing under and by virtue of the laws of the State of Wyoming does hereby certify:

FIRST: That the board of directors of Vocodia Holdings Corp, duly adopted resolutions setting forth a proposed amendment to the Amended and Restated Certificate of Incorporation, as amended, of said corporation, declaring said amendment to be advisable. The resolution setting forth the proposed amendment is as follows:

RESOLVED: That the Certificate of Incorporation, as amended, of this corporation be amended by adding the following paragraph as Article VII of the Certificate of Incorporation, as amended:

“Upon the filing and effectiveness (the “Effective Time”) pursuant to the Wyoming Statutes of this Certificate of Amendment to the Certificate of Incorporation, as amended, of the Corporation, each twenty (20) shares of Common Stock issued and outstanding immediately prior to the Effective Time shall, automatically and without any action on the part of the respective holders thereof, be combined and converted into one (1) share of Common Stock (the “Reverse Stock Split”). No fractional shares shall be issued in connection with the Reverse Stock Split but shall be rounded up to the nearest whole number. Each record that immediately prior to the Effective Time represented shares of Common Stock (“Old Records”), shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Records shall have been combined, subject to the elimination of fractional share interests as described above. The Reverse Stock Split shall have no effect on the authorized amount or par value of the Common Stock, Preferred Stock, or the currently issued and outstanding serics(s) of Preferred Stock and presently issued and outstanding Preferred Stock.”

SECOND: That thereafter, the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a stockholders meeting at which all shares entitled to vote thereon were present and voted, approved of the Reverse Stock Split by written consent in lieu of a meeting pursuant to Title 17-16-704 of the Wyoming Statutes of the State of Wyoming.

THIRD: That said amendment was duly adopted in accordance with the provisions of Title 17-10-107 of the Wyoming Statutes of the State of Wyoming.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed on January 27, 2023.

By:	/s/ Brian Podolak
Name:	Brian Podolak
Title:	President and Chairman of the Board of Directors